UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INESTMENTCOMPANY OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Berthel SBIC, LLC

Address of Principal Business Office: 701 Tama Street, Building B, Marion, IA 52302

Telephone Number: (319) 447-5700

File Number under the Securities Act of 1934: 811-08451

The undersigned business development company (the “Company”) states that following basis for filing the notification of withdrawal:

As previously reported in a Form 8-K filed on January 8, 2009, the United States District Court for the Northern District of Iowa (the “Court”) entered an order on January 7, 2009, discharging all of the Company’s officers and managers and appointing the Small Business Administration (the “Receiver”) as receiver for the Company for the purpose of marshalling and liquidating in an orderly manner all of the Company’s assets and satisfying the claims of the Company’s creditors in the order of priority as determined by the Court. The Receiver reported in its Third and Final Receiver’s Report for the Period January 1, 2011, through December 19, 2011, that all of the Company’s assets have been liquidated and applied toward the satisfaction of the claims of the Company’s creditors. On February 13, 2012, the Court entered an order which, among other things, approved the Third and Final Receiver’s Report, discharged all claims against the Company, discharged the Receiver, and unconditionally transferred control of the Company to Berthel Growth & Income Trust I (“Berthel”) as the sole owner of the Company’s membership interests, which represent the sole class of equity securities and of voting securities of the Company. On March 23, 2012, Berthel approved, in the form of a written action by consent in lieu of a meeting, the dissolution of the Company and the completion of the wind up of the Company’s affairs. The Company filed on March 26, 2012, its certificate of cancellation with the Delaware Secretary of State. The Company’s liquidation was not a part of a merger.

SIGNATURE:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Marion and the State of Iowa on the 26th day of March, 2012.

Berthel SBIC, LLC

By: Berthel Growth & Income Trust

Its: sole Member

By: BFC Planning, Inc., an Iowa corporation

Its: Trust Advisor

By: /s/ Daniel P. Wegmann

Daniel P. Wegmann, CFO

Attest:

/s/ Leslie D. Smith

Leslie D. Smith, Secretary of BFC Planning, Inc.